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As filed with the Securities and Exchange Commission on January 6, 2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(RULE 13e-100)

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.            )

COORSTEK, INC.
(Name of the Issuer)

COORSTEK, INC.
KEYSTONE ACQUISITION CORP.
KEYSTONE HOLDINGS LLC
JOHN K. COORS
WILLIAM K. COORS
(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

217020106
(CUSIP Number of Class of Securities)

John K. Coors Manager c/o Keystone Holdings LLC Mail Stop VR 900 Golden, Colorado 80401 (303) 277-3497	Joseph G. Warren, Jr. Chief Financial Officer CoorsTek, Inc. 16000 Table Mountain Parkway Golden, Colorado 80403 (303) 277-4000

(Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of the Persons Filing Statement)

COPIES TO:

Jennings J. Newcom, Esq. Davis Graham & Stubbs LLP 1550 17th Street, Suite 500 Denver, Colorado 80202 (303) 892-9400	Whitney Holmes Hogan & Hartson L.L.P. One Tabor Center 1200 17th Street, Suite 1500 Denver, Colorado 80202 (303) 899-7300

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 ("the Act").
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:    ☒

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
$226,654,265	$20,852.19

* This calculation is based upon one-fiftieth of one percent multiplied by transaction valuation shown above. For purposes of calculation of this fee only, this transaction valuation is based on the aggregate number of securities to which the transaction applies multiplied by the per unit price or other underlying value of the transaction. For purposes of calculating the aggregate number of securities only, this number is based on (i) 8,590,428 shares of CoorsTek common stock outstanding and owned by stockholders other than Keystone Holdings LLC and its affiliates and associates identified on Schedule A to the merger agreement described in the proxy statement referenced below (the "Keystone Parties"); and (ii) outstanding stock options and warrants to purchase an aggregate of 724,665 shares of CoorsTek common stock with a per share exercise price less than $26.00, and a weighted average per share exercise price of approximately $22.95, which will be cashed out in the merger. For purposes of calculating the per unit price, this price is based on the fact that (i) each outstanding share of common stock owned by stockholders other than the Keystone Parties will be converted into the right to receive $26.00 in cash, without interest, and (ii) each outstanding stock option and warrant to purchase shares of CoorsTek common stock with a per share exercise price less than $26.00 will be converted into the right to receive a cash payment equal to (a) the excess of $26.00 over the per share exercise price for the shares of common stock subject to such stock option or warrant, multiplied by (b) the number of shares of common stock underlying each such stock option or warrant.

☒
Check the box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1)
Amount Previously Paid: $20,852.19

(2)
Form or Registration No.: Schedule 14A

(3)
Filing Party: CoorsTek, Inc.

(4)
Date Filed: January 6, 2003

Introduction

        This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule") is being filed by (i) CoorsTek, Inc., a Delaware corporation and the issuer of the equity securities which are the subject of the Rule 13e-3 transaction ("CoorsTek"), (ii) Keystone Holdings LLC, a Delaware limited liability company ("Keystone Holdings"), (iii) Keystone Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Keystone Holdings ("Keystone Acquisition"), (iv) John K. Coors, manager of Keystone Holdings, and (v) William K. Coors, manager of Keystone Holdings. This Schedule relates to the Agreement and Plan of Merger, dated as of December 22, 2002, by and among CoorsTek, Keystone Holdings and Keystone Acquisition (the "Merger Agreement").

        Concurrently with the filing of this Schedule, CoorsTek is filing with the Securities and Exchange Commission a proxy statement (the "Proxy Statement") under Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), relating to the special meeting of stockholders of CoorsTek at which the stockholders of CoorsTek will consider and vote upon, among other things, a proposal to approve and adopt the Merger Agreement and authorize the merger transaction contemplated thereby. A copy of the Proxy Statement is attached hereto as Exhibit (a)(3) and a copy of the Merger Agreement is attached as Appendix A to the Proxy Statement. All references in this Schedule to Items numbered 1001 to 1016 are references to Items contained in Regulation M-A under the Exchange Act.

        The information contained in the Proxy Statement, including all appendices thereto, is hereby expressly incorporated herein by reference. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion. Capitalized terms used but not defined in this Schedule shall have the meanings given to them in the Proxy Statement.

        The information contained in this Schedule and/or the Proxy Statement concerning (i) CoorsTek was supplied by CoorsTek and no other filing person takes responsibility for the accuracy of such information and (ii) each other filing person was supplied by such filing person and CoorsTek takes no responsibility for the accuracy of such information.

Item 1.    Summary Term Sheet.

        The information set forth under the caption "Summary Term Sheet" in the preliminary proxy statement filed as Exhibit 16(a)(3) to this Schedule (the "Proxy Statement") is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

Item 2.    Subject Company Information.

(a)	Name and Address. The information set forth under the caption "The Parties—CoorsTek, Inc." of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.
(b)	Securities. The information set forth under the caption "General Information" of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.
(c)
Trading Market and Price. The information set forth under the caption "Price Range of Our Common Stock" of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.
(d)	Dividends. The information set forth under the caption "Dividend Policy" of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(e)
Prior Public Offerings. The information set forth under the caption "Special Factors—Prior Public Offering" of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.
(f)
Prior Stock Purchases. The information set forth under the caption "Special Factors—Prior Stock Purchases and Other Securities Transactions" of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

Item 3.    Identity and Background of Filing Person.

(a)	Name and Address. The information set forth under the caption "The Parties" of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.
(b)	Business and Background of Entities. The information set forth under the caption "The Parties" of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.
(c)
Business and Background of Natural Persons. The information required by this item with respect to John K. Coors and William K. Coors is set forth under the captions "The Parties," "Directors and Executive Officers of CoorsTek" and "Managers of Keystone Holdings; Executive Officers and Directors of Keystone Acquisition" of the Proxy Statement and is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

Item 4.    Terms of the Transaction.

(a)
Material Terms. The information set forth under the captions "Special Factors", "The Merger Agreement" and "The Special Meeting—Vote Required" of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.
(c)	Different Terms. None.
(d)	Appraisal Rights. The information set forth under the caption "Dissenters' Rights of Appraisal" of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.
(e)
Provisions for Unaffiliated Security Holders. The information set forth under the caption "Special Factors—Provisions For Unaffiliated Security Holders" of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.
(f)	Eligibility for Listing or Trading. Not applicable.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

(a)
Transactions. The information set forth under the caption "Special Factors—Transactions and Relationships between CoorsTek and Keystone Holdings and Its Affiliates" of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.
(b)
Significant Corporate Events. The information set forth under the caption "Special Factors—Background of the Merger" of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(c)
Negotiations or Contacts. The information set forth under the caption "Special Factors—Background of the Merger" of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.
(e)
Agreements Involving the Subject Company's Securities. The information set forth under the caption "Special Factors—Transactions and Relationships Between CoorsTek and Keystone Holdings and Its Affiliates" of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

Item 6.    Purposes of the Transaction and Plans or Proposals.

(b)
Use of Securities Acquired. The information set forth under the captions "Special Factors" and "The Merger Agreement" of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.
(c)(1)-(8)	The information set forth under the caption "Special Factors" of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

Item 7.    Purposes, Alternatives, Reasons and Effects.

(a)
Purposes of the Merger. The information set forth under the captions "Special Factors—Fairness of the Merger; Recommendation of the Evaluation Committee of the Board of Directors" and "—Keystone Holdings' Purpose and Reasons for the Merger" of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.
(b)
Alternatives. The information set forth under the captions "Special Factors—Background of the Merger," "—Fairness of the Transaction; Recommendation of the Evaluation Committee of the Board of Directors" and "—Keystone Holdings' Purpose and Reasons for the Merger" of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.
(c)
Reasons. The information set forth under the captions "Special Factors—Background of the Merger" and "—Keystone Holdings' Purpose and Reasons for the Merger" of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.
(d)
Effects. The information set forth under the captions "Special Factors—Certain Effects of the Merger" and "—Material U.S. Federal Income Tax Consequences" of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

Item 8.    Fairness of the Transaction.

(a)
Fairness. The information set forth under the captions "Special Factors—Fairness of the Merger; Recommendation of the Evaluation Committee of the Board of Directors," "—Recommendation of Our Board of Directors" and "—Determination by Keystone Holdings, Keystone Acquisition, and Each Manager of Keystone Holdings" of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(b)
Factors Considered in Determining Fairness. The information set forth under the captions "Special Factors—Fairness of the Merger; Recommendation of the Evaluation Committee of the Board of Directors," "—Recommendation of Our Board of Directors" and "—Determination by Keystone Holdings, Keystone Acquisition, and Each Manager of Keystone Holdings" of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.
(c)
Approval of Security Holders. The information set forth under the caption "The Special Meeting—Vote Required" of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.
(d)
Unaffiliated Representative. The information set forth under the captions "Special Factors—Background of the Merger" and "—Fairness of the Merger; Recommendation of the Evaluation Committee of the Board of Directors" of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.
(e)
Approval of Directors. The information set forth under the caption "Special Factors—Recommendation of Our Board of Directors" of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.
(f)	Other Officers. Not applicable.

Item 9.    Reports, Opinions, Appraisals and Negotiations.

(a)
Report, Opinion, or Appraisal. The information set forth under the captions "Special Factors—Opinion of Financial Advisor to the Evaluation Committee," "—Unaudited Financial Projections," and "—Opinion of Financial Advisor to the McDonald Opinion Recipients" of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.
(b)
Preparer and Summary of the Report, Opinion, or Appraisal. The information set forth under the captions "Special Factors—Opinion of Financial Advisor to the Evaluation Committee," "—Opinion of Financial Advisor to the McDonald Opinion Recipients" and "—Fees and Expenses" of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.
(c)
Availability of Documents. The information set forth under the caption "Incorporation of Certain Documents By Reference" of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

Item 10.    Source and Amounts of Funds or Other Consideration.

(a)
Source of Funds. The information set forth under the caption "Special Factors—Source and Amount of Funds; Financing for the Merger" of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.
(b)
Conditions. The information set forth under the caption "Special Factors—Source and Amount of Funds; Financing for the Merger" of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.
(c)	Expenses. The information set forth under the caption "Special Factors—Fees and Expenses" of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(d)
Borrowed Funds. The information set forth under the caption "Special Factors—Source and Amount of Funds; Financing for the Merger" of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

Item 11.    Interest in Securities of the Subject Company.

(a)
Securities Ownership. The information set forth under the caption "Security Ownership of Certain Beneficial Owners and Management" of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.
(b)
Securities Transactions. The information set forth under the caption "Special Factors—Prior Stock Purchases and Other Securities Transactions" of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

Item 12.    The Solicitation or Recommendation.

(d)
Intent to Tender or Vote in a Going-Private Transaction. The information set forth under the captions "Special Factors—Keystone Holdings' Purpose and Reasons For the Merger" and "The Special Meeting—Vote Required" of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.
(e)
Recommendations of Others. The information set forth under the captions "Special Factors—Fairness of the Merger; Recommendation of the Evaluation Committee of the Board of Directors" and "—Recommendation of Our Board of Directors" of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

Item 13.    Financial Statements.

(a)	Financial Information. The information set forth under the caption "Financial Information" of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.
(b)
Pro Forma Information. No pro forma information giving effect to the proposed merger is provided because the filing persons do not believe such information is material to stockholders in evaluating the proposed merger since (1) the proposed merger consideration is all cash, (2) financing is assured, and (3) if the proposed merger is completed, the common stock of CoorsTek would cease to be publicly traded.

Item 14.    Persons/Assets, Retained, Employed, Compensated or Used.

(a)
Solicitations or Recommendations. The information set forth under the captions "The Special Meeting—Proxy Solicitation" and "Special Factors—Fees and Expenses" of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.
(b)
Employees and Corporate Assets. The information set forth under the caption "The Special Meeting—Proxy Solicitation" of the Proxy Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

Item 15.    Additional information.

(a)	Other Material Information. None.

Item 16.    Exhibits.

(a)(1)	Preliminary copy of Letter to Stockholders from Board of Directors, incorporated by reference to Schedule 14A filed by CoorsTek, Inc. on January 6, 2003.
(a)(2)	Preliminary copy of Notice of Special Meeting of Stockholders, incorporated by reference to Schedule 14A filed by CoorsTek, Inc. on January 6, 2003.
(a)(3)	Preliminary Proxy Statement, incorporated by reference to Schedule 14A filed by CoorsTek, Inc. on January 6, 2003.
(a)(4)	Not applicable.
(a)(5)	Press Release issued by CoorsTek, Inc. dated December 23, 2002, incorporated by reference to Schedule 14A Information Statement filed pursuant to Rule 14a-12 by CoorsTek, Inc. on December 23, 2002.
(b)	Letter Agreement dated December 22, 2002, incorporated by reference to Exhibit 99.3, filed December 24, 2002, Amendment No. 4 to Schedule 13-D.
(c)(1)	Financial analysis materials prepared by Banc of America Securities LLC in connection with its presentation to the Evaluation Committee of CoorsTek, Inc.'s Board of Directors on November 23, 2002.
(c)(2)	Opinion of Banc of America Securities LLC dated November 23, 2002 regarding the inadequacy of the $21 per share tender offer proposed by Keystone Holdings LLC.
(c)(3)	Financial analysis materials prepared by Banc of America Securities LLC in connection with its presentation to the Evaluation Committee of CoorsTek, Inc.'s Board of Directors on December 22, 2002.
(c)(4)	Opinion of Banc of America Securities LLC dated December 22, 2002 (included as Appendix B to the preliminary Proxy Statement, which is filed herewith as Exhibit (a)(3)).
(c)(5)	Financial analysis and other materials prepared by McDonald Investments, Inc., dated October 30, 2002 and presented to Keystone Holdings and various Coors trusts on October 30, 2002.
(c)(6)	Financial analysis and other materials prepared by McDonald Investments, Inc., dated November 8, 2002 and presented to Keystone Holdings and various Coors trusts on November 8, 2002.
(c)(7)	Financial analysis and other materials prepared by McDonald Investments, Inc., dated December 11, 2002 and presented to Keystone Holdings and various Coors trusts on December 11, 2002.
(c)(8)	Opinion of McDonald Investments, dated December 22, 2002 (included as Appendix C to the preliminary Proxy Statement, which is filed herewith as Exhibit (a)(3)).
(d)
Agreement and Plan of Merger dated as of December 22, 2002 by and among Keystone Holdings LLC, Keystone Acquisition Corp., and CoorsTek, Inc. (included as Appendix A to the preliminary Proxy Statement, which is filed herewith as Exhibit (a)(3)).
(f)	Dissenter's rights of appraisal are described in Appendix D to the preliminary Proxy Statement, which is filed herewith as Exhibit (a)(3).
(g)	Not applicable.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COORSTEK, INC., a Delaware corporation
	By:	/s/ JOSEPH G. WARREN, JR.
	Name:	Joseph G. Warren, Jr.
	Title:	Chief Financial Officer
	Date:	January 6, 2003
KEYSTONE ACQUISITION CORP., a Delaware corporation
	By:	/s/ JOHN K. COORS
	Name:	John K. Coors
	Title:	President
	Date:	January 6, 2003
KEYSTONE HOLDINGS LLC, a Delaware limited liability company
	By:	/s/ JOHN K. COORS
	Name:	John K. Coors
	Title:	Manager
	Date:	January 6, 2003
/s/ JOHN K. COORS
Name:	John K. Coors
Date:	January 6, 2003
/s/ WILLIAM K. COORS
Name:	William K. Coors
Date:	January 6, 2003

EXHIBIT INDEX

(a)(1)	Preliminary copy of Letter to Stockholders from Board of Directors, incorporated by reference to Schedule 14A filed by CoorsTek, Inc. on January 6, 2003.
(a)(2)	Preliminary copy of Notice of Special Meeting of Stockholders, incorporated by reference to Schedule 14A filed by CoorsTek, Inc. on January 6, 2003.
(a)(3)	Preliminary Proxy Statement, incorporated by reference to Schedule 14A filed by CoorsTek, Inc. on January 6, 2003.
(a)(4)	Not applicable.
(a)(5)	Press Release issued by CoorsTek, Inc. dated December 23, 2002, incorporated by reference to Schedule 14A Information Statement filed pursuant to Rule 14a-12 by CoorsTek, Inc. on December 23, 2002.
(b)	Letter Agreement dated December 22, 2002, incorporated by reference to Exhibit 99.3, filed December 24, 2002, Amendment No. 4 to Schedule 13-D.
(c)(1)	Financial analysis materials prepared by Banc of America Securities LLC in connection with its presentation to the Evaluation Committee of CoorsTek, Inc.'s Board of Directors on November 23, 2002.
(c)(2)	Opinion of Banc of America Securities LLC dated November 23, 2002 regarding the inadequacy of the $21 per share tender offer proposed by Keystone Holdings LLC.
(c)(3)	Financial analysis materials prepared by Banc of America Securities LLC in connection with its presentation to the Evaluation Committee of CoorsTek, Inc.'s Board of Directors on December 22, 2002.
(c)(4)	Opinion of Banc of America Securities LLC dated December 22, 2002 (included as Appendix B to the preliminary Proxy Statement, which is filed herewith as Exhibit (a)(3)).
(c)(5)	Financial analysis and other materials prepared by McDonald Investments, Inc., dated October 30, 2002 and presented to Keystone Holdings and various Coors trusts on October 30, 2002.
(c)(6)	Financial analysis and other materials prepared by McDonald Investments, Inc., dated November 8, 2002 and presented to Keystone Holdings and various Coors trusts on November 8, 2002.
(c)(7)	Financial analysis and other materials prepared by McDonald Investments, Inc., dated December 11, 2002 and presented to Keystone Holdings and various Coors trusts on December 11, 2002.
(c)(8)	Opinion of McDonald Investments, dated December 22, 2002 (included as Appendix C to the preliminary Proxy Statement, which is filed herewith as Exhibit (a)(3)).
(d)
Agreement and Plan of Merger dated as of December 22, 2002 by and among Keystone Holdings LLC, Keystone Acquisition Corp., and CoorsTek, Inc. (included as Appendix A to the preliminary Proxy Statement, which is filed herewith as Exhibit (a)(3)).
(f)	Dissenter's rights of appraisal are described in Appendix D to the preliminary Proxy Statement, which is filed herewith as Exhibit (a)(3).
(g)	Not applicable.

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Introduction
  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Purposes, Alternatives, Reasons and Effects.
  Item 8. Fairness of the Transaction.
  Item 9. Reports, Opinions, Appraisals and Negotiations.
  Item 10. Source and Amounts of Funds or Other Consideration.
  Item 11. Interest in Securities of the Subject Company.
  Item 12. The Solicitation or Recommendation.
  Item 13. Financial Statements.
  Item 14. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 15. Additional information.
  Item 16. Exhibits.
SIGNATURES
EXHIBIT INDEX